Exhibit (c)(3)

[Letterhead of Asian Capital (Corporate Finance) Limited]

21 January 2010

To the boards of directors of Hutchison Whampoa Limited and
of Hutchison Telecommunications Holdings Limited

Dear Sirs,

PROPOSED PRIVATISATION OF HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED
BY HUTCHISON TELECOMMUNICATIONS HOLDINGS LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT
(UNDER SECTION 86 OF THE COMPANIES LAW OF THE CAYMAN ISLANDS)

INTRODUCTION

We refer to our engagement as the independent financial adviser to advise the Board and the Offeror Board as to whether the Proposal to privatise HTIL is in the interests of the respective HWL Shareholders and the shareholders of the Offeror. On 21 January 2010, HWL dispatched to the HWL Shareholders a circular dated 21 January 2010 (the “Circular”), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

We are independent from, and are not connected with HWL, the Offeror or any parties acting in concert with any of them and accordingly, we are considered eligible to give independent advice to the Board and the Offeror Board for the purposes of Rule 2.4 of the Takeovers Code.

We will receive a fee from HWL and the Offeror for our role as the independent financial adviser to the Board and the Offeror Board in relation to the Proposal. Apart from this normal professional fee payable to us in connection with this appointment, no arrangements exist whereby we will receive any fees or benefits from HWL, the Offeror or any parties acting in concert with any of them.

In formulating our opinion, we have relied on the information and facts supplied to us by HWL, the Board, the Offeror, the Offeror Board and/or the management of HWL. We have assumed that all the information, facts, opinions, intention and representations supplied to us or referred to in the Announcement and the Circular are true, complete and accurate in all material respects at the time they were supplied to us and continue to be true and accurate at the date of the Circular and we have relied on the same. We have also assumed that all statements of belief, opinions, intention and representations made by the respective directors of HWL and the Offeror in the Announcement and the Circular were reasonably made after due enquiries and consideration. We note that the respective directors of HWL and the Offeror have confirmed that they accept full responsibility for the contents of the Announcement and the Circular, and have made all reasonable enquiries that no material facts have been omitted from the information supplied to us.

We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy or completeness of the facts and information as set out in the Announcement and the Circular and of the information and representations supplied to us by HWL, the Board, the Offeror, the Offeror Board and/or the management of HWL. Furthermore, we have no reason to suspect the reasonableness of the opinions and representations expressed by HWL, the Board, the Offeror, the Offeror Board and/or the management of HWL which have been supplied to us. In line with normal practice, we have not, however, conducted a verification process of the information supplied to us, nor have we conducted any independent investigation into the business and affairs, financial conditions and future prospects of the HWL Group and the HTIL Group. We consider that we have reviewed sufficient information to enable us to reach an informed view and to provide a reasonable basis for our opinion regarding the Proposal.

BACKGROUND

On 8 January 2010, the respective directors of the Offeror, HWL and HTIL jointly announced that the Offeror requested the HTIL Board to put forward the Proposal to the Scheme Shareholders regarding a privatisation of HTIL by way of a scheme of arrangement under section 86 of the Companies Law, details of which are set out in the Announcement.

As stated in the letter from the Board contained in the Circular, we have been appointed by the Offeror Board and the Board as the independent financial adviser to the Offeror and HWL for the purposes of Rule 2.4 of the Takeovers Code. We provided our advice to the Offeror Board and the Board that the Proposal is in the interests of the Offeror’s shareholder and the HWL Shareholders respectively, having taken into account, among others, the Cancellation Price and other terms of the Proposal, the benefits of the Proposal and the impact of the effects of the Proposal on the earnings, cash flow, financial position and gearing of HWL.

The purpose of this letter is to set out in detail our advice in relation to the Proposal.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion in relation to the Proposal and giving our independent financial advice to the Board and the Offeror Board, we have considered the following principal factors and reasons:

Reasons for and benefits of the Proposal to HWL

We note that the HTIL Group’s long term success and financial performance are both of paramount importance to HWL. HWL considers that the HTIL Group will require substantial investments in order to help the HTIL Group’s growth markets operations reach critical mass and to ensure that they are ideally positioned strategically in the long run. Such investments could result in uncertain short and medium-term financial performance due to the uncertain time horizon before the benefits of the investments are realised.

After completion of the Proposal, HTIL would be able to make decisions pertaining to such investments focused on the long-term benefits they bring to the HTIL Group’s business and be free from the short and medium-term pressure associated with being a publicly listed company.

We therefore concur with the view of the Board that the Proposal will simplify the group structure and create more flexibility to HWL to manage the HTIL Group’s businesses in an efficient and sustainable manner.

Impact of the effects of the Proposal on the HWL Group

We have reviewed the earnings, cash flow, financial positions and gearing of the HWL Group and the HTIL Group based on the respective audited financial statements of HWL and HTIL for the year ended 31 December 2008 and the respective unaudited financial statements of HWL and HTIL for the six months ended 30 June 2009 and the effects of the Proposal on the earnings, cash flow, financial positions and gearing of the HWL Group provided to us by the management of HWL. We are of the view that the overall impact of the effects of the Proposal on the HWL Group is immaterial which the management of HWL agrees. In addition, we have also considered the following information:

–                 Based on the Cancellation Price of HK$2.20 per Scheme Share and 1,908,740,622 Scheme Shares in issue as at the date of the Announcement, the Scheme Shares are in aggregate valued at approximately HK$4,199 million. This represents about 0.63% and 1.35% of HWL’s unaudited total assets of HK$666,432 million and unaudited net assets of HK$309,978 million respectively based on the interim report of HWL for the six months ended 30 June 2009.

–                 We note that the total amount of cash required to effect the Proposal (before taking into account the Option Offer) is approximately HK$4,199 million if none of the Outstanding HTIL Share Options is exercised prior to the Record Date. This amount would increase to an aggregate of approximately HK$4,227 million if all the Outstanding HTIL Share Options are exercised prior to the Record Date. We further note that the Offeror intends to finance the cash required for the Proposal and the Option Offer from internal resources of the HWL Group (other than the HTIL Group). In this respect, we note that the HWL Group had cash and cash equivalent and liquid funds and other listed investments of HK$75,010 million as at 30 June 2009 (after adjusted for HTIL Group’s cash and cash equivalent of HK$742 million as at 30 June 2009). Accordingly, we are of the view that Proposal would not have material impact on the cash and liquid funds position of the HWL Group.

–                 We note that an indirect subsidiary of HWL granted to the HTIL Group a secured revolving credit and term loan facility, which was amended and restated in April 2009, pursuant to which the indirect subsidiary of HWL agreed to make available to the HTIL Group a senior secured term loan/revolving credit facility in the maximum aggregate amount of US$1,790 million (approximately HK$13,872 million). This facility is secured by the assets, rights and business and the issued share capital of HTIL and certain of its subsidiaries and is guaranteed by HTIL and certain of its subsidiaries. As at 30 June 2009, an aggregate of US$290 million (approximately HK$2,262 million) were drawn from the facility and outstanding. We note from the management of HWL that this entire outstanding loan together with amounts subsequently drawn down by the HTIL Group have been fully repaid as at the Latest Practicable Date and the revolving credit facility of US$1,340 million continues to be available to the HTIL Group. We are of the view that the availability of the senior secured term loan/revolving credit facility is in fact a shareholder’s loan from HWL to the HTIL Group, and the absence of the HTIL Group’s external funding reflects the significant financial reliance of the HTIL Group on HWL.

Valuation analysis of the Cancellation Price

As stated in the section headed “Terms of the Proposal” in the Announcement, the Cancellation Price will not be increased, and the Offeror does not reserve the right to do so. In addition, you may wish to refer to the Announcement for various comparisons between the Cancellation Price and (i) the audited and unaudited consolidated net asset value per HTIL Share as at 31 December 2008 and 30 June 2009 respectively; (ii) the closing price per HTIL Share as quoted on the Stock Exchange on 31 December 2009 (being the trading day prior to the date of suspension of trading in the HTIL Shares on the Stock Exchange pending the issuance of the Announcement); and (iii) the average closing prices per HTIL Share based on the daily closing prices as quoted on the Stock Exchange for the 5, 10, 30, 60 and 180 trading days up to and including 31 December 2009 respectively.

We have considered the effects on the HTIL Group of the disposal of its interest in Partner Communications Company Ltd (the “Disposal”) and note that based on the pro forma financial information of the HTIL Group following completion of the Disposal as set out in HTIL’s circular to its shareholders dated 27 August 2009 and 4,814,562,875 HTIL Shares in issue as at the date of the Announcement, the adjusted pro forma consolidated net asset value per HTIL Share of approximately HK$3.12 represents a premium of approximately 41.82% over the Cancellation Price. If the cash of approximately HK$1,400 million (approximately US$180 million) held in an escrow account pending resolution of any Israeli tax liability relating to the Disposal (as disclosed in the section headed “Information of HTIL” in the Announcement) is taken into account, the adjusted pro forma consolidated net asset value per HTIL Share will be reduced to approximately HK$2.83 representing a premium of approximately 28.64% over the Cancellation Price.

Conclusion

Based on the above principal factors and reasons, we are of the view that the Proposal is in the interests of the Offeror’s shareholder and the HWL Shareholders respectively.

Yours faithfully,
For and on behalf of
Asian Capital (Corporate Finance) Limited
Patrick K. C. Yeung
Managing Director